

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Mark Daniel Farb
Chief Executive Officer
Flower Turbines, Inc.
240 Central Ave., 1J
Lawrence, NY 11559

> **Re: Flower Turbines, Inc.**
> **Offering Statement on Form 1-A**
> **File No. 024-11330**
> **Filed September 30, 2020**

Dear Dr. Farb:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. You disclose the company is offering up to 200,000 shares of common stock and 40,000 bonus shares. Please include the bonus shares in the total number of shares being offered, such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A. In addition, include the bonus shares and the processing fees investors will pay to StartEngine Primary, LLC in the aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A. Further, confirm that the processing fees will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C).

Plan of Distribution

Bonus Shares; Discounted Price for Certain Investors, page 16

2. Please clarify whether investors will pay the 3.5% processing fee to StartEngine Primary on any bonus shares they receive.

Use of Proceeds, page 18

3. We note that you will absorb the cost of the issuance of any bonus shares. Please clarify if the estimated offering expenses of $2,054,000 include the costs associated with the issuance of the bonus shares.

Our Business

The Market, page 24

4. Please revise to provide the sources for the statistic you cite in the following sentence concerning the amount of market size: "The global Small Wind Turbines market size is expected to gain market growth in the forecast period of 2020 to 2025, with a CAGR of 17.4% in the forecast period of 2020 to 2025 and is expected to reach USD $316.7 million by 2025, from USD $166.6 million in 2019."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

5. Please revise to disclose how long you are able to operate with your amount of current capital.

Security Ownership of Management and Certain Security Holders, page 31

6. We note that your Chief Executive Officer and Director, Dr. Mark Daniel Farb, beneficially owns 732,100 shares of common stock. However, it is noted that All Directors and Officers as a group hold no shares. Please revise.

Financial Statements , page F-3

7. Please update your financial statements through the appropriate interim period. Refer to paragraph (c) of Part F/S of the General Instructions to Form 1-A.

General

8. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada. In your analysis, address where your officers and management live and work and what operations of the company are conducted in the United States or Canada. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology